March 31, 2003



Scott Holmes,
Chief Executive Officer
NEBO Products, Inc.
12382 Gateway Parkplace
Suite 300
Draper, Utah 84020

Re:      Settlement of Account Receivable

Dear Scott:

As you know, at February 28, 2003, the Company owed this firm $70,680.33. We have agreed to a payment and settlement of this amount as outlined in this letter. Please sign the enclosed copy of this letter and the enclosed pledge agreement and promissory note and return them to me together with the two stock certificates mentioned below.

We have agreed as follows:

1) The Company will immediately issue Durham Jones & Pinegar 1,500,000 free-trading shares registered or to be registered on a Form S-8 valued at $0.02 per share ($30,000). The receipt of these shares will be treated by the firm as a cash payment and the receivable would be reduced accordingly. The Company will pay the cost of registration of the shares.
2) The Company will sign and deliver to the firm a promissory note for $25,000 at 18% per annum interest, due in full on April 1, 2004; subject, however, to the acceleration (immediate payment) of the note, plus accrued interest, in the event of (a) equity or debt financing with proceeds to the company of $250,000 or more; or (b) the sale of the sporting goods division or similar sale of assets regardless of the purchase price. We have agreed that if you receive equity funding or the purchase price in such a sale in installments, that you may make the repayment of the note in installments as those other installments are received in an amount that is not less than 15% of the


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Scott Holmes
March 31, 2003
Page 2

         installment received by the Company; provided, however, that the note must be paid in full on or before April 1, 2004. For example, if you receive funding in $100,000 increments, you would pay a minimum of $15,000 towards the note; payments applied first to accrued interest and then to principal.
3) The note will be secured by 2,000,000 restricted shares of common stock issued by the Company (which could be registered at a subsequent date pursuant to registration rights). The terms of such a pledge will be those contained in a Pledge and Security Agreement. Those shares would be returned when the note is paid in full.
4) The balance of the receivable ($15,680.33) would be paid (with interest at 18% per annum, i.e., 1.5% per month) in three payments, 1/3 by April 15, 2003, 1/3 by May 15, 2003 and 1/3 by June 15, 2003.
5) Fees and expenses billed for billing cycles commencing March 1, 2003, will be paid upon receipt of invoice, generally by the 15th of the following month. For example, the bill for March 2003 time will be mailed by the firm on or about April 10. Payment is to be received by the firm by April 15th.
6) Any default under the promissory note, or the payments agreed upon under items 4 and 5 above will constitute a default under all of the obligations and therefore the entire unpaid amounts owed to the firm (including amounts remaining under items 2, 4 and 5 above) would be deemed in default and payable immediately.
Thank you.

Very truly yours,

DURHAM JONES & PINEGAR

/s/ Kevin R. Pinegar

Kevin R. Pinegar


Accepted and Agreed:

NEBO PRODUCTS, INC.

By: /s/ Scott Holmes
    ------------------------------------------------------
Scott Holmes, President


KRP/lh
Enclosures